SINTX Technologies, Inc.

1885 West 2100 South

Salt Lake City, Utah 84119

November 9, 2023	Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary

Re: SiNtx Technologies, Inc. - Registration Statement on Form S-1 (File No. 333-275137)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 6, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, November 8, 2023, at 5:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

SiNtx Technologies, Inc.

By:	/s/ B. Sonny Bal
Name:	B. Sonny Bal
Title:	Chief Executive Officer